New Gold Provides Notice of Annual General Meeting of Shareholders
and Release of First Quarter 2013 Results

April 11, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) announces that it will host its Annual General Meeting of Shareholders (“AGM”) on Wednesday, May 1, 2013. New Gold has filed its 2012 management’s discussion and analysis of financial condition (“MD&A”) and 2012 audited financial statements, together with its management information circular, and these documents are available on the company’s website at www.newgold.com.  Shareholders may request a hard copy of the complete audited financial statements and 2013 meeting materials free of charge upon request by calling toll-free 1-888-315-9715, or email your request to info@newgold.com.

The AGM will begin on Wednesday, May 1, 2013 at 4:00 p.m. Eastern Time and will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, Canada. A live audio webcast of the meeting will be available on our homepage at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the meeting after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 33386910. The audio and webcast presentation will be available after the AGM on our website.

First Quarter 2013 Financial Results
In addition, New Gold plans to release its first quarter 2013 financial results after market close on Wednesday,  May 1, 2013.  A conference call and webcast will be held on Thursday, May 2, 2013 at 10:00 a.m. Eastern Time to discuss the results. A live audio webcast of the meeting will be available on our homepage at www.newgold.com. Participants may also join the conference by calling 1-647-427-7450 or toll-free 1-888-231-8191 in North America. To listen to a recorded playback of the call after the event, please call 1-416-849-0833 or toll-free 1-855-859-2056 in North America - Passcode 33483361. The archived webcast will also be available after the call at www.newgold.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, the Peak Mines in Australia and the New Afton Mine in Canada position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email:  info@newgold.com